Ms. Mara Ransom

Office Chief

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

July 6, 2021

Re:	California Tequila, Inc. Offering Statement on Form 1-A Filed June 4, 2021 File No. 024-11474

Dear Ms. Ransom,

Thank you for your comments dated June 21, 2021 regarding Amendment No. 2 to the Offering Statement of California Tequila, Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Cover Page

1.	Please revise the disclosure on the cover page to disclose that the company will receive cancellation of debt as payment for shares of Class B Non-Voting Common Stock and whether the company has set a maximum amount of debt cancellation it would accept as payment for shares of the Class B Non-Voting Common Stock. In this regard, we note your new disclosure on page 15.

The Company has revised the disclosure on the cover page to disclose that the Company will receive cancellation of debt as payment for shares of Class B Non-Voting Common Stock. In addition, the Company states the maximum amount of debt cancellation that it would accept as payment for the shares of Class B Non-Voting Common Stock is $45,839.45. This maximum amount of Cancellation of Debt would result in the issuance of 5,730 shares of Class B Non-Voting Common Stock. The Company has also provided additional disclosure regarding the cancellation of debt on pages 15 and 20.

Risk Factors, page 5

2.	Please include a new risk factor to highlight that the company will receive cancellation of debt as payment for shares of Class B Non-Voting Common Stock. Also, disclose as of the amount of debt owed to related parties and identify the related parties. In addition, clarify whether the company will receive cancellation of debt as payment for shares if the debt has been incurred after the date on which the offering is qualified.

The Company has revised disclosure on page 12 and included a new risk factor highlighting that the Company will receive cancellation of debt as payment for shares of Class B Non-Voting Common Stock. In addition, the Company discloses the amount of the debt owed. The Company notes that the amount of debt owed is to an unrelated party. Further, the debt was previously incurred and the amount is fixed as of the date of qualification.

Description of Property, page 38

3.	We note your response to our prior comment and we reissue the comment in its entirety. We continue to note throughout your document, statements and suggestions that are inconsistent with the statements in the Entailment & Joint Responsibility Agreement with the distillery. For example, you continue to state you hold $1,000,000 worth of inventory at the distillery, yet this amount is not reflected in your Balance Sheet Inventory. Your financial statements reflect "Barrels" in property & equipment, but your agreement with the distillery states they supply you with bottled product. You continue to state the Company’s tequila products are manufactured pursuant to the Company’s proprietary formula, but it appears you do not own the formula. We also note statements in your financial statement footnotes that are inconsistent with the nature of your business. For example you state, "We have been awarded multiple honors from the Robb Report’s “Best of the Best” and “Top Tequila”. It appears the products you sell or the distillery has perhaps received such awards but it doesn't appear you should be claiming those awards as your own. Please contact us at the numbers provided at the end of this letter to arrange for a conference call with the company and its advisors.

The Company has revised disclosure throughout the document, on pages 9, 34, and 37 regarding the Entailment and Joint Responsibility Agreement. The Company notes that this agreement did not accurately describe the business relationship between the distillery and the Company. The Company and the distillery have executed a Retroactive Addendum to clarify the business relationship between the parties. The Retroactive Addendum states that Richard D. Gamarra, on behalf of the Company, with Selecto, shall participate in, and supervise as Master Distiller, the distillation process, which results in the bottled tequila. The Company believes this clarification allows the Company to claim the listed awards as their own.

The Company has filed this Retroactive Addendum as Exhibit 6.2 to the Offering Statement. In addition, the distillery provided the Company with a Certificate of Good Standing. The Company has filed this Certificate of Good Standing as Exhibit 6.3 to the Offering Statement.

The Company has revised disclosure regarding $1,000,000 worth of inventory. Specifically, the, the Company has restated it on its balance sheet. The restated audited financial statements, together with a re-dated audit report, are included in the Offering Statement.

Exhibits

4.	Please file an updated opinion as an exhibit given the new disclosure on page 15 that the company will accept write-offs of loans at their principal amount/principal plus accrued interest as a form of consideration.

The Company has filed an updated opinion, dated July 6, 2021, as Exhibit 12.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law, LLP

cc: Richard Gamarra

Chief Executive Officer, California Tequila, Inc.

30012 Aventura, Suite A

Rancho Santa Margarita, California 92688

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